Filed by Mercantile Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mercantile Bank Corporation

Commission File No.: 000-26719

Date: August 15, 2013

Mercantile Bank Corporation and Firstbank Corporation

Joint Investor Conference Call

Explantory note: this is a transcript of a conference call held on August 15, 2013 at 11:00 am.

Bob Burton: Good morning and welcome. Thanks for joining us to discuss this morning’s announcement of the merger of Mercantile Bank Corporation and Firstbank Corporation. We expect the call to run about an hour.

I’m Bob Burton with Lambert, Edwards, Mercantile’s investor relations counsel. On the call today, management will go through a review of the merger and slide presentation. After that, we are happy to take your questions. Please note that that our press release and slide presentation regarding this morning’s announcement are available on our websites at www.mercbank.com and www.firstbankmi.com. under the Investor Relations section.

Before we begin, we want to remind everyone that today’s discussion will include forward-looking statements. These forward-looking statements discuss plans, expectations, estimates and projections that might involve significant risks and uncertainties. Actual results may differ materially from results discussed in these forward-looking statements. Neither company undertakes an obligation to update any forward-looking statements. None of these statements constitutes an offer to sell any securities. Please refer to the joint press release for a more complete discussion of forward-looking statements and other important legal notices. The SEC filings of Mercantile and Firstbank contain detailed discussions of many factors that may have a material effect on an ongoing basis. A copy of the press release announcing the transaction is available on the respective investor sections of the company websites at www.mercbank.com and www.firstbankmi.com.

I would now like to turn the call over to Mike Price and Tom Sullivan.

Mike Price:

Good morning to all of you. I am Mike Price the CEO of Mercantile Bank Corporation. Thank you all for joining us today for an important and exciting announcement. I’m joined on the call by Tom Sullivan the CEO of Firstbank Corporation, and Executive Vice President Sam Stone of Firstbank. Also joining us from Mercantile are Executive Vice President, Bob Kaminski, and CFO, Chuck Christmas.

You have seen the press release that went out this morning. We are pleased to announce the proposed merger of Mercantile Bank Corporation and Firstbank Corporation. The merger is subject to approval from our respective shareholders, along with customary regulatory approvals.

The transaction is structured as a merger-of-equals and will create an organization operating as the third largest Michigan-based bank.

This merger brings together two culturally similar organizations and will result in a company with a strong and stable source of core funding, excellence in commercial lending and the ability to deliver industry leading technology.

We believe this merger will strengthen our competitive position within a greatly expanded geographic footprint as it brings together two high-performing, community banks with very complementary business strengths, solid management teams, and corporate cultures rooted in providing excellent customer service and building strong client relationships.

The combined company will have a more robust offering of products and services, an enhanced retail delivery system, a more diversified loan portfolio and greater origination capabilities. With this merger, there are meaningful opportunities to bring expanded product capabilities to each bank’s clients.

Tom Sullivan:

Good morning, this is Tom Sullivan. Along with the rest of the Firstbank team, I am very enthusiastic about this merger. We believe this combination will strengthen our competitive position throughout the region, and help us to better serve all our customers. We expect that it will increase each companies’ customer base and allow us to offer new products and services across the Michigan banking market.

We believe this transaction will enhance profitability and improve shareholder value. It will be meaningfully and immediately accretive to earnings per share, with approximately 20 percent accretion projected in 2014 and 2015.

The combined company will have a strong and clean balance sheet, with improved operating leverage and better profitability. We believe this merger is well-positioned to improve shareholder value.

This merger brings together 2 very comparably sized companies – as you will note the balance sheet contributions are virtually identical with Firstbank contributing slightly more low-cost core deposits and Mercantile slightly more loan balances.

And the branch networks complement each other with no overlap. The combined company will have an established and significant present in Grand Rapids, Kalamazoo and Lansing, which represent the three largest markets in Michigan, outside of the Detroit metropolitan area.

The combination provides a unique opportunity for both organizations to address their own needs – while at the same time creating a new state-wide community banking organization within Michigan.

Mike Price:

Our goal is to be the bank of choice in the markets in which we compete. The merger will create a powerhouse bank with $2.8 billion in total assets, $2.3 billion in total deposits and 53 branches state-wide. Both banks have strong balance sheets, and combined they will create a well-capitalized corporation with the capacity to grow both commercial and residential offerings, as well as strategically extend into new markets to serve a larger, more diverse client base.

For some time, Mercantile has focused on developing a stronger core deposit base, with reasonably good success. The combined company will achieve this goal in a big way, as well as greatly expand the retail branch delivery system. Firstbank’s management has long contemplated the best way to access the dynamic Grand Rapids market to supplement its commercial lending goals. The new company will be highly competitive in Western and Central Michigan. Since the combined markets are contiguous and do not overlap, there are no branch closures planned as part of the transaction. Additionally, we are taking measures, including the creation of merger integration teams with leadership and membership from both companies, to ensure that our customers have a very positive experience throughout the transition.

Tom Sullivan:

Let me review the key terms of the transaction. This will be a 100% stock transaction with a 1 for 1 exchange indicating a transaction value of $151.5 million based on Mercantile’s closing price Wednesday of $18.77. Reflecting the commercial weighting of the combined business portfolio and the economic opportunity in the Grand Rapids market, both Boards of Directors have agreed that the new entity will assume the Mercantile name and will be headquartered in Grand Rapids. Both banks will be represented equally on the new Board of Directors.

Mercantile Bank Corporation shareholders will continue to hold their shares in the newly merged entity. Additionally, Mercantile expects to declare and pay a special dividend of $2.00 per share to Mercantile shareholders prior to the closing of the merger, subject to the satisfaction of the closing conditions set forth in the merger agreement.

Firstbank Corporation shareholders will have their shares re-issued as shares in the newly-merged entity.

Mike Price:

From an executive management perspective, Tom will serve as Chairman of the Board of the combined company. I will serve as President and CEO. Tom and I have known each other for many years and we share similar views on the current state of banking as well as its future. All of us at Mercantile have enjoyed working with Tom and his team for some time as we have brought this merger together, and we are looking forward to continuing this exciting partnership.

Other executive management team members of the new company will include Bob Kaminski, of Mercantile, and Sam Stone, of Firstbank, as Executive Vice Presidents. And, Mercantile’s current Chief Financial Officer, Chuck Christmas, will continue to serve as CFO. We will be structuring the company into two large regions – combining the management strengths and personnel from each company to assure that we capture all of the value and benefits that each company brings to the table.

We anticipate receiving all shareholder and regulatory approvals for the merger this fall, and the merger approval process to be completed by December 31, 2013.

Tom Sullivan:

This is Tom, and I would like to give those of you who are not familiar with us a few financial highlights for our corporation. The company has more than $1 billion in low cost core deposits, which have helped to support a strong net interest margin and a history of strong pre-tax, pre-provision earnings. Earnings have also been supported through a robust mortgage lending business.

Asset quality metrics in our company have generally exceeded those of our peers and other Michigan banking companies, with strong reserve coverage of nonperforming loans. Currently, non-performing loans are at their lowest levels in five years and improving. Our company is in a strong capital position having recently redeemed the remaining preferred stock issued under TARP, which we have been proud to note was done without a dilutive capital raise.

Mercantile’s strength in the areas of electronic services including online products, payroll, and treasury management, will provide significant enhancement to the Firstbank array of products. Additionally, we believe the Mercantile expertise in C&I lending will enhance and improve our business development efforts throughout our markets. This merger also provides a unique opportunity for us to enter the Grand Rapids market with a significant market share and branch network that would have taken us years to build on our own effort.

Mike Price:

I would like to share a few of Mercantile Bank Corporation’s financial highlights. Our bank is a leading commercial lender in western Michigan, and we demonstrated good organic loan growth in the first six months of 2013 with $126 million in new loan originations. Mercantile’s profitability is strong with a stable margin and very strong capital position. Our company emerged from the great recession with tremendous momentum, with rapidly-improving asset quality, much lower credit costs and significant increases to the bottom line. The timing of this merger is excellent as it allows for efficient capital deployment to broaden our customer base at a time when the Michigan economy is showing solid recovery.

Mike Price:

The new Mercantile will be of a size and scale to compete alongside the largest banks in our markets today. In Michigan, the combined company will rank 12th in total deposits and third among Michigan-based banks.

Additionally, we will benefit from the efficiencies gained from leveraging infrastructure investments and spreading regulatory costs over a larger asset base. As the banking industry is increasingly driven by new technologies and expanded online services, the new bank will be well-positioned to provide world-class technology and innovative banking products to markets across the state.

Tom Sullivan:

The next two slides provide an overview of the combined balance sheet of these organizations. Turning to slide 10, in terms of overall deposits, the new Mercantile bank will have a significant regional market share, becoming the third largest Michigan-based bank. The strong deposits position of $2.3 billion will serve as a stable source of low-cost core funding.

I would direct your attention to the cost of funds for each company and note that on a proforma basis, the new company would have had a second quarter cost of funds of just 59 basis points.

Tom Sullivan:

Combined loans will total $2.0 billion in the merged entity. Given the strong and clean balance sheets of the merging companies, the new company will be both well-capitalized and well-balanced with the capacity to continue to grow its loan portfolio and to serve customers in all markets.

Mike Price:

As part of our planning, we have pursued an extensive due diligence process. The Loan due diligence involved utilizing internal and external analysis, which yielded a credit mark of $24.5 million, or 2.5% of Firstbanks’ portfolio. Phase 1 of the due diligence process involved a thorough statistical analysis of each bank’s loan portfolio by a nationally-recognized loan review risk management and consulting company. Phase 2 of the process involved reviews of credit files, underwriting methodology, policies and portfolio management. A review was conducted of all relationships over $4 million and all adversely classified assets. In total more than 50% of all commercial loan outstandings with balances greater than $600,000 were reviewed.

Other fair value adjustments included a $15 million mark down of Firstbank’s Trust Preferred Securities, a $6 million loan interest mark-up, as well as mark ups of $2 million and $1 million on the Deposit and Borrowing portfolios, respectively.

Tom Sullivan:

Recognizing that Firstbank shareholders will have a nearly equal ownership in the combined company as Mercantile’s current shareholders, we also performed a similar due diligence on Mercantile’s loan portfolio. We relied on our own lenders and a nationally-recognizedloan review risk management and consulting company.

Phase 1 of our due diligence mirrored the steps taken by Mercantile during the first phase of their review. Phase 2 of our loan due diligence involved thorough reviews of credit files, underwriting methodology, policies and portfolio management. During Phase 2, the review was focused on large balance relationships and impaired loans, and in total over 35% of all commercial loan outstandings were reviewed. Our review indicated that the overall level of risk in Mercantile’s portfolio is very similar to Firstbank’s and that the reserve levels adequately reflect those risks. We concluded that the merger would not significantly change the overall level of risk for Firstbank shareholders compared to what it is now. Both companies continue to show strong improvement in credit metrics.

Let’s turn to the proforma financial impact. As we mentioned earlier, this merger is expected to be immediately accretive to earnings. We project approximately 20 percent earnings per share accretion for both 2014 and 2015. No revenue enhancements were assumed in these projections. Also, given the fact that these are two complementary businesses with no branch overlap, only modest expense savings of $5.5 million are projected. The transaction will result in a one-time, merger-related, after-tax expense of $7.2 million.

The impact to tangible book value is very reasonable and recovered after approximately 4 and a half years. Resulting capital ratios are strong, even including the impact of Mercantile paying its $2 dividend prior to closing of the transaction. We project the tangible common equity ratio to be approximately 8%, and the risk based capital ratio to be in excess of 13.5% at closing. As indicated, our projection for the internal rate of return is approximately 15%.

Mike Price:

In summary: this is a fantastic opportunity for both companies to create Michigan’s premier community bank

•	The transaction is a merger of two nearly one-and-a-half billion dollar banking companies, with strong business rationale and phenomenal cultural fit.

•	It enhances scale and competitive positioning across Michigan

•	This new company has proven acquisition and integration skills and the financial capacity and experience to be a leading consolidator of community banks in the state of Michigan

•	The new company has an attractive and diverse loan portfolio coupled with a stable source of core funding.

•	The combined company provides new opportunities in Retail Delivery, Commercial Lending and technology.

•	This transaction provides attractive immediate and long-term returns to shareholders of both companies and it will be immediately and significantly accretive to EPS

Tom Sullivan:

I would like to finish by saying that the combined company will be strongly positioned for long-term growth. With a solid management team, a strong financial position, and increased scale, the combined Firstbank-Mercantile banking organization will be able to compete very effectively in our existing regional footprint and beyond. We believe this combination will generate more shareholder value than either company would have been able to achieve independently.

We will now open the call to questions for those that have them.

[Operator instructions.]

Q & A

OPERATOR: We will now begin the question/answer session. To ask a question, you may press star then 1 on your touchtone phone. If you’re using a speakerphone, please pick up your handset before pressing the keys. If at any time your question’s been addressed and you would like to withdraw your question, please press star then 2.

At this time, we will pause momentarily to assemble our roster.

The first question comes from John Barber of KBW.

Please go ahead.

MR. BARBER: Good morning, everyone.

THE PANEL: Morning, John.

MR. BARBER: Congrats on the deal.

MR. PRICE: Thank you.

MR. BARBER: I guess the first question — I was hoping you could talk a little bit more about the tangible book value earn-back of 4.5 years and just how you guys are calculating that 4.5 years.

MR. CHRISTMAS: Yeah, John, this is Chuck. You know, one of the things we wanted to make sure we did in our calculations and projections is to be conservative, and we certainly took that approach when we were calculating the earn-back. And what we did is we took the number of years on a pro forma tangible book value to where it exceeds our standalone projected tangible book value, and we also included all of our deal charges in that calculation. So we think that it’s conservative but also achievable.

MR. BARBER: Okay, thanks. And I think I get one follow-up question.

UNIDENTIFIED SPEAKER: Right.

MR. BARBER: So I’ll just ask, I know you guys didn’t have any revenue enhancements in your projections, but maybe you could just talk a little bit more about some of the opportunities there to cross sell and some of the — I guess more of the product offerings that the company is going to off each other.

MR. PRICE: Well, John, this is Mike. I certainly have some ideas and I’m sure Tom probably does, too. But I look at some of the electronic products that we have and especially in the treasury management area, also in payroll areas, and I look at the strong commercial lending base that Firstbank has, and I can already imagine being able to offer those products and services across that particular base, for example. In addition, Firstbank has got a tremendous history of mortgage generation, originations, and we’ve done a good job of that here, but we think that by blending the two companies there’ll be certainly more opportunities along those lines as well.

Tom.

MR. SULLIVAN: I would just echo those comments. In our portfolios, we’re approximately two-thirds commercial and/or commercial real estate, so we have a large population of businesses that we serve throughout our markets. And these improved electronic products, payroll and treasury management, will really enhance the product package that we’re able to provide to our commercial customers.

MR. PRICE: John, I think we have time if you have one more question you want to ask.

MR. BARBER: Sure. I guess just the — could you talk about the timing of the two dollar special dividend that the Mercantile shareholders are expected to receive?

MR. CHRISTMAS: Yeah, John, this is Chuck again. We certainly are looking towards the close — when we get close to the consummation of the merger which, as you know, is targeted for the end of 2013 here, so we would expect a record date and a payment date in the December time frame.

MR. BARBER: Great. Thank you. I’ll hop back in the queue. Thanks.

MR. PRICE: Thanks, John. We appreciate it.

OPERATOR: Once again, if you have a question, please press star then 1.

Our next question comes from Daniel Cardenas of Raymond James.

Please go ahead.

MR. CARDENAS: Morning, guys.

THE PANEL: Morning, Dan.

MR. CARDENAS: Congratulations.

MR. SULLIVAN: Thank you.

MR. CARDENAS: On a pro forma basis, what does your legal lending limit and in-house limit look like, and then maybe your appetite for going after larger credits?

MR. CHRISTMAS: Yeah, this is Chuck. I’ll answer the legal lending limit. It will be almost double, but obviously there’s some accounting entries that we need to run through and obviously put through our books. But certainly we would expect that to be in excess of 60 million.

MR. PRICE: Yeah, and this is Mike. Dan, because we can lend up to over 60 million doesn’t mean we will, and I know that’s kind of where you were going with the follow-up on in-house. I think the in-house really needs to be determined yet after discussions with our board and Tom and I and the rest of the management team, because we all want to be comfortable with what that number is. I suspect it will be — the in-house availability will be certainly north of 30, but where that is really, we need to really vet that with both sides. But we certainly have opportunities along those lines.

MR. STONE: And Dan, this is Sam Stone, hi.

MR. CARDENAS: Hey, Sam.

MR. STONE: Of course, as you know, a big driver of improved profitability is the ability to fund additional long growth on Firstbank’s balance sheet. The balance sheets will get blended together. But, of course, we’re going to be lending carefully. We all know the lessons of the past, but the capacity to do more lending and the capacity that the combined balance sheet will have to fund that lending on a low-cost basis is a real strong driver of profitability here.

MR. SULLIVAN: I would also comment, Dan, that I think within Firstbank we’ve been somewhat more conservative in establishment of house limits well below our legal lending limit, and with the increased scale of the company, I think there is some opportunity for us to go somewhat deeper with existing large credits that at the 1.5 billion dollar size and with the — just the size of those credits, that we were not comfortable with in our company, but with the scale of this new company, we believe some opportunity does exist with our A-plus and A credits.

MR. KAMINSKI: This is Bob Kaminski. Tom hit the nail on the head. Both banks practice relationship banking, and with the new capacity that we’ll have, it’ll allow us to go deeper with some existing relationships and also continuing to develop relationships that we — that maybe we have not been able to accommodate in the past because of the size, and now we’ll have that capability based on the higher limit that we anticipate.

MR. CARDENAS: And then maybe, just how willing are you guys — are willing to go in terms of rate? Are you willing to accept a much lower rate as you chase bigger credits or is that not necessarily the case?

MR. PRICE: Well, I think, you know, Dan, you — on the Mercantile side, you know what we’ve been talking about the last few years which has been re-establishing discipline into our margin. However, that being said, you clearly — and I know you’ve noticed that by combining these two banks you all of a sudden come up with a much reduced well-blended deposit cost. And obviously, we also get the advantage of blending with Firstbank’s good loan yield.

So it does give us the opportunity, if we want to sharpen our pencil for those A and A-plus credits that Tom’s talking about, and we know that sometimes we have to, and we’ve been doing that a little bit lately because the pricing, as we’ve talked about, has been getting really, really competitive out there. So the nice thing about — one of the many nice things about this combination is if we need to and want to sharpen that pencil, we’re going to have more capacity and availability to do that.

MR. CARDENAS: All right. I’ll step back for right now.

MR. PRICE: Thank you.

OPERATOR: Once again, if you have a question, please press star then 1.

MR. PRICE: John Barber or Dan, if you want to jump back in, we certainly have room for you.

OPERATOR: Our next question comes from John Barber of KBW.

Please go ahead.

MR. BARBER: Sure, I’ll ask one more just on the cost saves, the 5.5 million that you guys expect pretax. I know that you know common and prepared markets that there aren’t too many branch overlaps, but it still seems like it’s pretty conservative, and maybe you could just talk about the systems conversion and when you expect that to take place. Thanks.

MR. PRICE: Yeah, the systems conversion — and I know Sam will — Sam and Bob both may want to weigh in here because they’re going to really lead the integration team that determines that. The system integration — one of the nice things about this merger is that we both run ITI software. One is in-house; one is a service bureau. But the fact that the ITI commonality is there is a great thing. Both teams are already hard at work determining when the system conversion should happen. We are certainly targeting it for 2014. We’d like to do it obviously as early as it makes sense. But Sam and Bob and the integration teams are really going to be the ones who are going to analyze this from top to bottom to determine when to make that change.

Sam.

MR. STONE: This is Sam again. We’re going to start our meetings of integration teams within a couple of weeks, and one of the first priorities will be to get a handle on the timing of the systems merger as it will facilitate the merger of the bank charters, and many other things will kind of gear around that timing. We have two bank mergers — bank charters to consolidate, the Keystone and the Firstbank. And we want to do this carefully without customer interruption. Most likely idea at this time is we may be in the February to April time frame, but that has to be refined.

MR. KAMINSKI: This is Bob. Sam stated customer disruption is very important to us, and as we proceed with our transition teams and our integration teams that we look to make sure that the customer experiences, as it had been with our two banks, and that’s top quality. And as we move forward, we’re going to keep that in the forefront to make sure that, as we merge the company — merge the banks that that will remain the case.

MR. STONE: And as to the nature of some of the cost saves, Mercantile has a very strong staff and in-house process for some of the things that we do externally, like loan review and internal audit and various factors like that. There’s a tremendous economy of scale involved here on some of those areas. So we are able to achieve cost saves here based on economies of scale without getting into elimination of branches and so forth, yet we’re clearly not — you can tell by the magnitude of the number that we’re showing, we’re not contemplating impacting our front line staff, and our presence in the markets will remain essentially undisturbed.

MR. SULLIVAN: I guess I can also see, because we have access to the folks who called in. We have a number of Firstbank customers on the line. And I would just comment that we do not anticipate any account number changes or any issues in that regard. And because, as Mike mentioned, we’re both on the same ITI (indiscernible) system, this transition will be virtually transparent to both our internal and external — our internal staff and our external customer base.

MR. PRICE: And finally, John, for me — this is Mike again — when you look at the cost saves assumptions, the actual — the data-processing side is not a big cost saving in this calculation, and that’s because we’ve all worked with the theory that nobody goes backwards and, if anything, customers get additional products and services when we put these two companies together. So the data-processing side isn’t a big part of the cost saves and therefore allows us to make sure we do it right. We don’t need to get it done, like, the next week to make the cost saves happen.

So I think all those things coming together, the conservative nature of the assumptions, the analyses, we want people to be real comfortable that we’re going to make the move when it’s the right thing to do and least disruptive to the customer.

MR. STONE: And most of you probably know that we have recently, within the past year, completed the consolidation of four charters — separate charters under Firstbank names into one charter. And our emphasis in that process was to make sure that there was no customer disruption. And we can probably say that that went very smoothly.

MR. BARBER: Great. Thanks for that color. I guess just the last follow-up I have: On this deposit side, the two companies had different approaches in pricing. I was wondering at what point you plan to put out a maybe more uniform product — or price, I should say.

MR. PRICE: Well, I think it’s important to note that we intend to run the companies in two regions so that each region continues to feel very, very — that they get the focus of our bank. And so I think we look the way both regions are doing it right now, the Grand Rapids region obviously, the way Firstbank does it, they are both very successful. Clearly there’ll be opportunities and certainly times where we’ll want to say, ‘Hey, we’re going to have a uniform pricing.’ But we also are recognizing that Grand Rapids and Mt. Pleasant and Kalamazoo are three distinct markets, and we want to keep giving our employees that flexibility to make the tweaks to the market, and I think that’s important.

MR. STONE: Part of our integration team effort will be to look at this issue. Firstbank has the capacity to price on a regional basis within our — when we had separate banks; and when we put the charters together, we maintained the ability to price regionally within the same charter. I don’t believe that Mercantile’s system is designed to support regional pricing, because it just wasn’t a need within the footprint of Mercantile. But we’ll be working to bring this flexibility into the combined organization.

MR. BARBER: Great. Thank you very much.

MR. PRICE: Thanks, John.

OPERATOR: The next question comes from Eric Grubelich of Highlander Bank Holdings. Please go ahead.

MR. GRUBELICH: Hi. Good morning. Two questions. The first one is just to clarify on the earn-back of the tangible book value. That’s on a combined earnings basis?

MR. SULLIVAN: And what we’re doing is we are taking the pro forma of the combined company and comparing that to what we would have projected on a standalone basis for Mercantile; and also again, including the costs associated with the merger.

MR. PRICE: And not a standalone price for Mercantile but what would Mercantile be standalone out in the increasing years versus the combined organization.

MR. GRUBELICH: You made an estimate of where you’d be four-plus years down the road on a standalone compared to where the combined company, with all the cost saves and any other —

MR. PRICE: Exactly. Exactly. And that line intersects about four and a half years.

MR. GRUBELICH: Okay. And then the other question I have is — I’m obviously familiar with the Mercantile franchise, having followed the company years ago, but not as familiar with FBMI. This is a merger of equals. What’s the background of FBMI in terms of ever doing an MOE? And related to that, given your comment about running the company in two districts essentially, two geographies, are the credit decisions going to be managed that way or is that going to be centralized?

MR. SULLIVAN: This is Tom Sullivan. In our background within Firstbank, we have a fair amount of experience doing M&A. During my tenure with the company, we’ve done three whole-bank acquisitions, we’ve done some de novo work with one institution, and we’ve done multiple branch acquisitions from other companies, but nothing on the level or even approaching an MOE. Probably the largest transaction that we had done was an acquisition that might have represented twenty-five percent, or so, of our size.

So in that regard, no, we’ve not done a merger of equals, but we think we have the internal capability that — as this combination comes together, that we’ve got the skills to be certain that the integration of the two organizations goes very smoothly, based on the experience that we had in the past. It also positions us for the future that once we’ve completed all the hard work that goes along with putting these two companies together, we believe that there are going to be other opportunities for us, either within our footprint or adjoining the new footprint, that could represent opportunities for us to continue to grow the franchise through acquisition.

The second part of his question?

MR. PRICE: The second part was on the loan committees, and I can attempt to answer that a little bit, and certainly Tom can — will jump in. But the neat thing about it, Eric, is that both Mercantile and Firstbank have regional loan committees, and we don’t expect that to change. So the customer response time is going to be as good as it is now, which is really good for both organizations. We don’t expect those limits to change. So if a decision is made in Mt. Pleasant at the Mt. Pleasant loan committee, that loan committee’s still going to exist post this merger date.

Clearly, as you go up the chain — and the board needs to look at credits at certain dollar limits — that’s going to happen. And just like it does now at Firstbank and Mercantile, those limits will be set; they probably aren’t going to be a lot different than what they are now. So it really won’t change the customer experience, and from a credit quality standpoint, both organizations are very good, and we expect to maintain that.

MR. SULLIVAN: I would also say that while we’re going to be managing the banking side of it in these two regions that Mike has alluded to — a central region and a western region — they’re going to operate under all the same policies, all the same procedures, all the same controls. And so we’ll just be maintaining the two regions for quicker decision-making. We’ll be using the same loan review across the entire company.

This is not a situation where we’re setting up dual headquarters. There will be some functions that are performed where it’s more efficient for us on either side. But basically this is going to be one single organization that on the banking side will just be managed through two pretty large regions, one of which will probably approximate 1.6 to 1.8 billion dollars in assets, and the other, the balance of the company, or 1.2 billion dollars in assets.

MR. GRUBELICH: Okay. Thanks for the color on that. Appreciate it.

MR. PRICE: Thanks, Eric.

OPERATOR: The next question comes from Daniel Cardenas of Raymond James.

Please go ahead.

MR. CARDENAS: Hey, guys. As I look at the wholesale

funding mix that Mercantile has had historically — I mean, you guys have done a great job of bringing that number down — is — am I correct to assume that there’s going to be continued reduction in those wholesale balances now, given the richer deposit base that you’re acquiring?

MR. CHRISTMAS: Yeah, Dan, this is Chuck. Certainly that’s — obviously, we’ve already talked about it and, as you can see the numbers, merging the two companies and having, quite frankly, the access to Firstbank’s deposit base was key for us. And we would certainly expect a continued reduction in wholesale funding.

Certainly we’ll use up HLB advances and maybe some larger brokered CDs from time to time as we look at our funding mix and certainly trying to manage interest-rate risk, but most definitely we would expect a continued reduction in reliance on wholesale funds.

MR. CARDENAS: Okay. Excellent. And then kind of given your — someone made the comment about becoming a statewide franchise. I mean, I know you just announced the transaction but, I mean, ideally, how should we be thinking about you guys in terms of additional acquisitions and would you want to go to the eastern part of the state?

MR. SULLIVAN: The short answer to that, Dan, is no. Within Firstbank, we’ve always viewed ourselves as a Central/Western Michigan company, and we have had no interest in moving into the Southeastern Michigan area within Firstbank, and at least I don’t envision that being any — of any interest to our company at this point.

Mike?

MR. PRICE: Yeah, Dan, I echo what Tom said. I mean, our first job right now is — this is quite a transaction for us, and we are focused on putting these two companies together, and it’s going to be put together in a very, very strong way with no customer disruption. Once we get that done — and we expect that’ll be very successful — we will be in a position to — we think, to be a potential aggregator going forward. Tom’s right: If we put a list of what regions in Michigan we want to go to, there’s no question the southeast side would be at the bottom. So we probably would look other places first.

MR. CARDENAS: Okay. Excellent. And then just one last question. In terms of the exchange ratio, it’s one-to-one, but are there any caps and collars in terms of the price?

MR. STONE: No, there are not, straight one-for-one.

MR. CARDENAS: Perfect. All right. Again, congrats. Thanks, guys.

MR. PRICE: Well, thank you, Dan.

MR. SULLIVAN: Thank you, Dan.

OPERATOR: This concludes our question-and-answer session. I would like to turn the conference back over to Mike Price for closing remarks.

MR. PRICE: Well, thank you. And thank you all for your interest in our companies and of this merger. We think there’s a wonderful company that’s been created here. If there are follow-up questions that you would like to direct our way, we’d be happy to take them, and please contact us. But for now, we will end the call. Thank you.

MR. SULLIVAN: Thanks, everybody.

OPERATOR: The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

(End of audio)

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